Exhibit 99.1

PENN WEST RECEIVES CONTINUED LISTING STANDARD NOTIFICATION FROM

THE NEW YORK STOCK EXCHANGE REGARDING THE PRICE OF ITS COMMON STOCK

CALGARY, September 8, 2015 - PENN WEST PETROLEUM LTD. (TSX - PWT; NYSE - PWE) (“Penn West”, “we”, “us” or “our”) announced today that it received notification on September 4, 2015 from the New York Stock Exchange (the “NYSE”) that Penn West is no longer in compliance with one of the NYSE’s continued listing standards applicable to Penn West because the average closing price of Penn West’s common stock was less than US$1.00 per share over a consecutive 30 trading day period. As of September 2, 2015, the average closing price of Penn West’s common stock over the preceding consecutive 30 trading day period was US$0.99 per share. The issuance by the NYSE of the notification is non-discretionary and is sent automatically when a listed company’s stock price falls below the minimum price listing standard.

Non-compliance with the NYSE’s price listing standard does not affect Penn West’s business operations or its reporting requirements to the U.S. Securities and Exchange Commission (the “SEC”), nor does it breach or cause an event of default under any of Penn West’s agreements with its lenders. Penn West continues to be in compliance with the terms of all of those agreements. In addition, non-compliance with the NYSE price listing standard does not affect the continued listing and trading of Penn West’s common shares on the Toronto Stock Exchange (the “TSX”).

Under the NYSE’s rules, Penn West has a period of six months from the date of the NYSE notification to regain compliance with the NYSE’s price listing standard and avoid delisting. If Penn West determines to remedy the non-compliance by taking action that requires shareholder approval, then Penn West may seek to obtain such shareholder approval at its next annual meeting, which may take place more than six months from the date of the NYSE notification. Penn West can regain compliance if, during the applicable cure period following receipt of the NYSE notification, on the last trading day of any calendar month, Penn West’s common stock has a closing price and a 30 trading day average closing price of at least US$1.00 per share. In the event that at the expiration of the applicable cure period, Penn West has not regained compliance, the NYSE will commence suspension and delisting procedures. Management of Penn West will actively monitor the stock price and evaluate all available options in order to regain compliance with the NYSE’s price listing standard within the applicable cure period.

Penn West intends to notify the NYSE within 10 business days from the date of the NYSE notification that it intends to cure this price deficiency and return to compliance with the NYSE’s price listing standard prior to the expiration of the applicable cure period.

Penn West’s common stock will continue to be listed and traded on the NYSE during the applicable cure period, subject to compliance with the NYSE’s other continued listing standards, under the symbol “PWE”, but the NYSE will assign a “.BC” indicator to the symbol to denote that Penn West is below the NYSE’s price listing standard. This indicator will be removed at such time as Penn West is deemed compliant with the NYSE’s price listing standard.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in Canada. Our goal is to be the company that redefines oil & gas excellence in western Canada. Based in Calgary, Alberta, Penn West operates a significant portfolio of opportunities with a dominant position in light oil in Canada on a land base encompassing approximately 4.3 million acres.

Penn West shares are listed on the TSX under the symbol “PWT” and on the NYSE under the symbol “PWE”.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target”, “pursue” and similar words suggesting future events or future performance. In particular, this document contains forward-looking statements pertaining to, without limitation, that non-compliance with the NYSE’s price listing standard does not affect Penn West’s business operations or its reporting requirements to the SEC and does not breach or cause an event of default under any of Penn West’s agreements with its lenders, Penn West’s continued compliance with the terms of all of those agreements, Penn West’s ability to regain compliance with the NYSE’s price listing standard within the applicable cure period, that management will actively monitor the stock price and evaluate all available options in order to regain compliance with the NYSE’s price listing standard within the applicable cure period, Penn West’s intention to notify the NYSE within 10 business days that it intends to cure this price deficiency and return to compliance with the NYSE’s price listing standard prior to the expiration of the applicable cure period, and the continued listing and trading of Penn West’s common shares on the TSX.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations and assumptions will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results and events to differ from those described in the forward-looking statements can be found in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST

Penn West Plaza
Suite 200, 207 – 9th Avenue SW
Calgary, Alberta T2P 1K3

Phone: 403-777-2500
Fax: 403-777-2699
Toll Free: 1-866-693-2707
Website: www.pennwest.com

Investor Relations:
Toll Free: 1-888-770-2633
E-mail: investor_relations@pennwest.com